Exhibit 99.1

Autozi Internet Technology (Global) Ltd. Received Two Notification Letters from Nasdaq

BEIJING, December 2, 2025 /PRNewswire/ -- Autozi Internet Technology (Global) Ltd. (“Autozi” or the “Company”) (Nasdaq: AZI), one of China’s leading and fastest-growing lifecycle automotive service and supply-chain technology platforms, announced today that on November 26, 2025, it received two notification letters from the Nasdaq Stock Market LLC (“Nasdaq”).

In the first notification letter from Nasdaq dated as of November 26, 2025, Nasdaq notified the Company that the Company is not in compliance with the minimum Market Value of Publicly Held Shares (“MVPHS”) of US$15,000,000 set forth in the Nasdaq Listing Rules for continued listing on the Nasdaq Global Market. Nasdaq Listing Rule 5450(b)(2)(C) requires companies to maintain a minimum MVPHS of US$15 million, and Nasdaq Listing Rule 5810(c)(3)(D) provides that a failure to meet the MVPHS requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the MVPHS of the Company for the 30 consecutive business days from October 15, 2025 to November 25, 2025, the Company no longer meets the minimum requirement. This notification does not impact the listing and trading of the Company’s securities at this time. Pursuant to Nasdaq Listing Rule 5810(c)(3)(D), the Company has a compliance period of 180 calendar days, or until May 26, 2026, to regain compliance. If at any time during this compliance period the Company’s MVPHS closes at US$15,000,000 or more for a minimum of ten consecutive business days, Nasdaq will notify the Company that it has achieved compliance with the MVPHS requirement, and the MVPHS matter will be closed. In the event the Company does not regain compliance with Rule 5450(b)(2)(C) prior to the expiration of the compliance period, it will receive written notification that its securities are subject to delisting.

In the second notification letter from Nasdaq dated as of November 26, 2025, Nasdaq notified the Company that as of November 25, 2025, the Company’s securities had a closing bid price of $0.10 or less for ten consecutive trading days, and accordingly, the Company is subject to the provisions contemplated under Listing Rule 5810(c)(3)(A)(iii). As a result, the Nasdaq staff has determined to delist the Company’s securities from the Nasdaq Global Market. The Company has the opportunity to appeal the staff’s determination to a Hearings Panel (the “Panel”) by December 3, 2025. The hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. The fee for the hearing is $20,000. The Company requested a hearing by the Panel on December 2, 2025.

About Autozi

Founded in 2010, Autozi is a fast-growing automotive service and technology platform in China. The company offers a broad portfolio of high-quality, cost-effective automotive products and services through online and offline channels nationwide. Using its advanced supply chain cloud platform and SaaS solutions, Autozi has built an integrated ecosystem that connects key stakeholders across the automotive industry, enhancing collaboration and efficiency throughout the supply chain.

Contact Information

Autozi Internet Technology (Global) Ltd.

Mr. Jiabing Song

Email: boardoffice@autozi.com